CAP ROCK ELECTRIC
                    Achievement Based Compensation Agreement

     Corporate Asset Non--CFC Financing Arrangements In accordance with Cap Rock Electric Cooperative, Inc. ("Cap Rock Electric") Board Policy 143, this contract provides for calculation and payment of achievement compensation in the form of a percentage of the gross amount of transactions involving financing through arrangements with lenders other than conventional borrowing from CFC for the acquisition and ultimate ownership of a Power Transmission Facility which will interconnect Southwestern Public Service Company's grid with Cap Rock Electric's distribution system. Such lenders may include, but are not limited to, leasing companies, commercial banks, investment houses, power suppliers, and other financing sources. (1) Responsible Individual: -

                                    John D Parker, Director of Finance

     (2) Amount of Achievement Based Compensation: The achievement compensation will be one percent (1%) of the gross amount of the transaction.

     (3) Calculation of the Transaction Proceeds: The gross amount of the transaction is defined as the total proceeds received under the financing agreement.

     (4) Term of Achievement Based Compensation: The achievement compensation will be paid within two months of the receipt of the final advance of proceeds from each individual financing transaction.


     (5) Payment of Achievement Based Compensation: The achievement compensation will be paid after the receipt of the final advance of the proceeds after review and approval by the CEO/General Manager and Board of Directors of this contract.

     The achievement compensation will be paid in cash to each eligible individual in a lump sum unless the amount exceeds $10,000.00, in which case Cap Rock Electric will have the option to spread the payment over as many months as necessary so that any one monthly payment does not exceed $10,000.00. The lump sum payment or series of payments, if applicable, will be made as provided in Board Policy #143 and with cash availability and overall cash flow of the Cooperative considered. The eligible individual shall have the option to elect some or all of the payment to be made to such deferred compensation plans as may be maintained by the individual or Cap Rock Electric. (6) Condition and consideration for Payment:

      Except upon becoming eligible for benefits under any Cap Electric retirement plan, either early or regular, the Achievement Compensation will be payable to the recipients listed below in para. (7) without regard to the continued employment of those individuals by Ca~ Rock Electric or an affiliate or subsidiary thereof, provided that, unless otherwise agreed by Cap Rock Electric, each individual agrees that he will not voluntarily terminate his employ-merit by Cap Rock Electric or an affiliate or subsidiary of Cap Rock Electric prior to the shorter of either (A) for a period of three (3) years following the date of initial payment under this contract, or (B) the date of the final disposition of a transaction, i.e. the effective date of the ultimate -assignment of the transaction to a power supplier. In no event, under either
(A) or (B) mentioned in the previous sentence, will the individual voluntarily terminate his employment by Cap Rock Electric or an affiliate or subsidiary of Cap Rock Electric less than one year following the date of initial payment under this contract. Further, each individual agrees that he will keep the terms of this contract, as well as the tens of the transaction causing the awarding and payment of the Achievement Compensation, confidential. (7) Sharing with Other
Individuals: In recognition of the necessary contribution of the entire management team to the continued success of Cap Rock Electric and the successful implementation of alternate or non--CFC financing arrangements, the Achievement Compensation will be shared among the Responsible Individual and the other management team members as follows: Responsible Individual - 50% Management Team
- 50% CEO/GM - 30% -

     Other individuals selected by the CEO and Board of Directors - 20% Ulen North --- 10% Steve Collier -- 10% Except for the confidentiality and retirement provisions, the conditions for payment described above in para. (6) are not applicable to those persons identified and listed above as "Other individuals". It is further understood and agreed that such conditions for payment as set out in para (6) are applicable subject to the amount of such Achievement Compensation total payment being commensurate and equitable with the conditions placed upon the recipients by the acceptance of such Compensation.

      In the event the Responsible Party (should violate the terms of this Agreement, the right to receive future payments under this Agreement shall immediately cease and such interest or right to future payments shall revert to Cap Rock Electric. In the event any individual named herein by the CEO/General Manager and Board of Directors as a part of the Management Team shall violate the tens of this agreement, die, retire, or terminate their employment with Cap Rock Electric for any reason, the right to receive future payments under this contract shall immediately cease and the CEO/General Manager shall have the right to allocate such share among those named individuals or others as he may deem in the best interests of the Cooperative.
                  Witness our hands on this 27th day of October, 1992

                  /s/ John D. Parker                 10-27-92
                  ------------------                 --------
                  Responsible Individual    Date


                  /s/ David W. Pruitt                10-27-92
                  -------------------                --------
                  CEO                                Date


                  /s/ Russell Jones         10-27-92
                  Chairman                  Date